July 7, 2016

Via EDGAR

Ms. Jennifer Monick

Assistant Chief Accountant

Office of Real Estate & Commodities

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Global Net Lease, Inc. (the “Company”)

Form 10-K for the year ended December 31, 2015

Filed: February 29, 2016

File No. 1-37390

Dear Ms. Monick:

We are transmitting for filing the Company’s response to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter to Timothy Salvemini of the Company, dated June 24, 2016 (the “June 24th Letter”). For convenience of reference, the Staff comments contained in the June 24th Letter are reprinted below in bold type and are followed by the corresponding response of the Company.

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the letter. References to page numbers (other than in headings taken from the June 24th Letter) are to pages of the Form 10-K.

Form 10-K for the fiscal year ended December 31, 2015

Financial Statements

Note 8 – Derivatives and Hedging Activities, Page F-27

1.	We note that you have recorded $5.1 million of hedge ineffectiveness in earnings during 2015. Please tell us how you considered the hedge ineffectiveness in your determination that your hedges are highly effective. Within your response, please reference the authoritative accounting literature management relied upon.

The Company has investments in consolidated entities whose functional currencies are British Pound Sterling (“GBP”) and Euro (“EUR”), which differs from that of the Company which is the US Dollar (“USD”). As part of its risk management program, the Company uses non-derivative financial instruments to hedge its exposure to both GBP-USD and EUR-USD exchange rates. These non-derivative financial instruments have generally included GBP and EUR denominated debt (foreign currency denominated draws on our line of credit) issued and outstanding with third parties (the “Hedging Instruments”) to protect the value of its net investments in GBP and EUR subsidiaries against changes in the GBP-USD and EUR-USD exchange rates.

Ms. Jennifer Monick

Assistant Chief Accountant

July 7, 2016

Using the strategy described above (as documented in our hedge memos), on the designation date and at the beginning of each quarterly period thereafter, the entire notional amount of each Hedging Instrument is designated against a corresponding amount of the Company’s GBP and EUR subsidiaries’ net investment balances until the entire notional amount of each Hedging Instrument has been designated. If the Company’s net investment balance is greater than the total notional amount of Hedging Instruments designated as net investment hedges, then the entire notional amount of the designated Hedging Instruments will continue to be accounted for as net investment hedges. In the event the total net investment balance in each currency is less than the total amount drawn on the Hedging Instruments in each currency designated herein, the excess portion of the Hedging Instruments are de-designated. For any amounts drawn but not designated as Hedging Instruments, the notional amount is re-measured each reporting period with any related re-measurement gains/losses recognized in the Company’s current period earnings in accordance with ASC 830.

Accordingly, pursuant to paragraphs 815-35-35-12 to 815-35-35-15, there will be no ineffectiveness recognized in earnings if the notional amount of the designated portion of the Hedging Instruments (in whole or in part) matches the respective net investment balance designated as hedged items and the Hedging Instruments are denominated in the functional currency of the net investment (i.e., GBP and EUR).

The Company’s disclosure on Page F-30 was intended to disclose that there was an excess/undesignated portion of the foreign draws but was inconsistent with our hedge documentation. While the total amounts reflected in the income statement were correct and the amounts of the excess foreign draws were disclosed properly (Page F-30), the Company’s income statement caption for these and the related disclosure indicated that the whole amounts of foreign draws were so designated and the income statement impact was for ineffectiveness in a hedge relationship rather than for impact of currency exchange rates on the undesignated portions of these excess foreign currency draws. The Company will clarify this in future filings.

In connection with the Company’s response to the June 24th Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your review and assistance. Please feel free to contact me at (917) 475-2182 should you require additional information or have any questions.

Sincerely,

/s/ Timothy Salvemini

Timothy Salvemini

Chief Financial Officer

Cc:	Michael J. Choate, Proskauer Rose LLP

Thomas Wilkin, PricewaterhouseCoopers